swopblock



Articles of Agreement
& Executive Order

Ensuring responsible development, distribution and circulation of a limited-supply generated cryptocurrency, SWOBL.

May 22, 2023

swopblock.com
x.com/swopblock
github.com/swopblock

We agree between us, and further by the authority vested in us we execute on behalf of Swopblock, a limited liability company established on the third day of March in the year two thousand and twenty- one in the Commonwealth of Pennsylvania, an agreement and executive order as follows.

POLICY

Digital and distributed ledger blockchain technology have led to dramatic growth in markets for digital assets that involve putting a hold on funds, even if momentarily in connection with exchange that have profound security implications for the protection of consumers, investors, and businesses. In November 2021, digital assets reached a combined market capitalization of $3 trillion, up from approximately $14 billion in early November 2016.

Thus, for consumers and business, we must develop our cryptocurrency (CRYPTO: SWOBL) with safeguards to eliminate the counterparty risks that digital assets pose to protections when, in that moment, a hold is required on digital assets that otherwise would allow the holding party to compromise the transaction or to be compromised in the transaction that could result in a custodial control failure and the loss of digital assets.

However, for investors and owners, we must distribute and circulate our cryptocurrency, in quantities and at times, in a manner that reduces the risk that undue dilutions to circulation will result in a sense of loss in investor incentives or owner rewards for further investment and owner-ship, especially before or during the startup of the protocol and in the early years of its operation.

OBJECTIVES

(a) For consumers and businesses, we must develop our protocol in software applications that specifically implement our innovations for eliminating third-party or counter-party holds on digital assets by making the required holds a function of our medium-of-exchange protocol and by making fulfillment a protocol controlled counterflow – of SWOBL in the payment flow direction, and of digital assets for settlement in the counter flow direction as a kind of cash-on-delivery transaction.

(b) For investors and owners, we must continue to incentivize investors and reward owners as we raise funding for our technological advances in our development, use and exchange of digital assets, however, the amount of SWOBL we use for investment incentive perks and for owner reward perks will be inversely proportionally limited with designs to protect perks of the past from undue dilution while still incentivizing potential investment and ownership for the future.

(c) Furthermore, for regulators we must solicit support for both the capital and operational aspects of the startup, development and operation of our protocol while recognizing the substantial implications for privacy and security, including the national security interest of the United States in ensuring that digital asset technologies and the digital payments ecosystem are developed, designed, and implemented in a responsible manner that addresses these privacy and security implications.

ACTIONS

(a) For regulators, we will work to avoid resemblance of our operations to banking or brokerage, by not opening or servicing customer value either in accounts or in trust, however, we will offer our own generated digital assets for retail sales direct to consumers, in algorithmically-controlled-supply blockchain transactions to then circulate with properties similar to a type of stablecoin and, if available, we plan to use payment methods, including central bank digital currencies (CBDCs), that do not require knowing our customers or that do not require implementing anti money laundering regulations. Furthermore, to avoid even the appearance of our perks as being equity or bond, we will enforce a non-transferable minuscule cash value on all perks.

(continued)

(b) For investors and owners, from time to time, we will make a reservation of our generated digital assets for (1) investor incentive perks not to exceed one-half in total of a hereby promised limited generation of 52,800,000 crypto to incentivize new investments and (2) for owner reward perks that will be equal to the investor incentive perks in each case, as a reward for owners, however, the circulation of these reward perks will only be available based on a fixed and continuous rate of conversion of our uncirculated generated supply of cryptocurrency that is available on the last day of each year in order to prevent the dumping of large amounts of uncirculated supply upon the circulating demands of the market.

(c) For investor incentive perks, in order to encourage early investment and to communicate an urgency of the need for development resources, we will make investor incentive perks of our generated cryptocurrency at a rate that is directly proportional to the ratio computed by taking the available quantity reserved for this purpose and dividing it by the sum of all USD investment we have thus far accumulated. The following table is hereby specifically ordered for our current and second crowdfunding campaign, specifying the items shown in columns and for increments of $100,000 in USD investment shown in rows.

USD Invenstment	SWOBL available	SWOBL Perk (per USD Investment)
600k to 700k USD	7,000,000 SWOBL	1000 SWOBL / 100 USD
700k to 800k USD	6,000,000 SWOBL	750 SWOBL / 100 USD
800k to 900k USD	5,250,000 SWOBL	583 SWOBL / 100 USD
900k to 1000k USD	4,666,667 SWOBL	467 SWOBL / 100 USD

swopblock ARTICLES OF AGREEMENT   P. 3

(continued)

(d) For owner reward perks, in order to reward owners and to communicate appreciation for their contributions, we will make owner reward perks of our generated digital assets on the event of each investor incentive perk and in an amount equal to such investor incentive perk. Owner reward perks will be divided for the owners such that each owner is perked in direct proportion to such owner's share of the company. The rate of 3.125 percent is hereby ordered for reward perk circulation as the rate of conversion of our uncirculated limited generated supply of cryptocurrency.

DEFINITIONS

For the purposes of this agreement and order:

(d) The term "blockchain" refers to distributed ledger technologies where data is shared across a network that creates a digital ledger of verified transactions or information among network participants and the data are typically linked using cryptography to maintain the integrity of the ledger and execute other functions, including transfer of ownership or value.

(b) The term "central bank digital currency" or "CBDC" refers to a form of digital money or monetary value, denominated in the national unit of account, that is a direct liability of the central bank.

(c) The term "cryptocurrencies" refers to a digital asset, which may be a medium of exchange, for which generation or ownership records are supported through a distributed ledger technology that relies on cryptography, such as a blockchain.

(d) The term "digital assets" refers to all CBDCs, regardless of the technology used, and to other representations of value, financial assets and instruments, or claims that are used to make payments or investments, or to transmit or exchange funds or the equivalent thereof, that are issued or represented in digital form through the use of distributed ledger technology. For example, digital assets include cryptocurrencies, stablecoins, and CBDCs. Regardless of the label used, a digital asset may be, among other things, a security, a commodity, a derivative, or other financial product. Digital assets may be exchanged across digital asset trading platforms, including centralized and decentralized finance platforms, or through peer-to-peer technologies.

(e) The term "stablecoins" refers to a category of cryptocurrencies with mechanisms that are aimed at maintaining a stable value, such as by pegging the value of the coin to a specific currency, asset, or pool of assets or by algorithmically controlling supply in response to changes in demand in order to stabilize value.

Jeff Hilde	***Founder, Inventor, CEO***		***05/24/2023***
NAME	TITLE	SIGNATURE	DATE
Austin Hilde	***Founder, CCO***		***05/24/2023***
NAME	TITLE	SIGNATURE	DATE